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                                                                      EXHIBIT 5

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[ARBOR LOGO]
October 3, 1997
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Dear Fellow Stockholder:

     I am pleased to inform you that Arbor Health Care Company (the "Company") has entered into a merger agreement with Extendicare Inc. ("Extendicare") and AHC Acquisition Corp., an indirect wholly owned subsidiary of Extendicare (the "Purchaser"), pursuant to which the Purchaser has today commenced a tender offer for any and all of the Company's outstanding shares at a price of $45.00 per share in cash. Under the merger agreement, the tender offer will be followed by a merger in which shares of the Company not purchased in the tender offer will be converted into the right to receive cash in the amount of $45.00 per share. As a result of the merger, the Company will become an indirect subsidiary of Extendicare.

     The Board of Directors of the Company, by unanimous vote, has determined that the tender offer and the merger are fair to, and in the best interests of, the Company's stockholders. The Board has approved the tender offer and the merger and recommends that stockholders accept the tender offer and tender their shares.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including the opinion of Raymond James & Associates, Inc., the Company's financial advisor, that, as of the date of their opinion, the proposed cash consideration to be received by stockholders in the tender offer and the merger is fair to such stockholders from a financial point of view.

     You will have separately received the Purchaser's Offer to Purchase, dated October 3, 1997, Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. Attached is a copy of the Company's Schedule 14D-9, as filed with the Securities and Exchange Commission (without exhibits). The Schedule 14D-9 describes in more detail the reasons for the Board's conclusions and contains other important information relating to the tender offer. I urge you to consider this information carefully before making your decision with respect to tendering your shares in the tender offer.

     Personally and on behalf of the Board of Directors, I would like to thank you for your loyal support throughout the years.

                                          Sincerely,

                                          /s/ PIER C. BORRA
                                          PIER C. BORRA
                                          Chairman, President and
                                          Chief Executive Officer